SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G
                              (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
  RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(b)

                             (Amendment No. 5)*


                             CBES Bancorp, Inc.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                124794-10-8
                               (CUSIP Number)

                             December 19, 2002
           (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)

         Community Bank of Excelsior Springs, a Savings Bank
         Employee Stock Ownership Plan and Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   |_|
                                                             (b)   |X|
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Federally chartered stock savings institution's employee benefit plan organized in Missouri

 NUMBER OF          5    SOLE VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH            6    SHARED VOTING POWER
 REPORTING
PERSON WITH              0

                    7    SOLE DISPOSITIVE POWER

                         0

                    8    SHARED DISPOSITIVE POWER

                         0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                 |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.0%.

12       TYPE IN REPORTING PERSON*

             EP

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Item 1(a).        Name of Issuer:

                  CBES Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1001 N. Jesse James Road
                  Excelsior Springs, Missouri  64024-1201

Item 2(a).        Name of Person Filing:

                  Community Bank of Excelsior Springs, a Savings Bank Employee Stock Ownership Plan and Trust
                  Trustee:  First Bankers Trust Company, N.A.

Item 2(b).        Address of Principal Business Office:

                  2321 Koch's Lane
                  Quincy, Illinois 62301

Item 2(c).        Citizenship or Place of Organization:

                  Federally chartered stock savings institution's employee benefit plan organized in Missouri.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  124794 10 8

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  Based on information available to the Employee
                  Benefit Plan as of December 19, 2002, the reporting person beneficially owned zero (0) shares of the Issuer. This number of shares represents 0.0% of the common stock, par value $.01 per shares, of

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                  the Issuer, outstanding as of December 31, 2002.
                  As of December 19, 2002, the reporting person has sole power to vote or to direct the vote of zero (0) shares and the shared power to vote or direct the vote of zero (0) shares. The reporting person has sole power to dispose or to direct the disposition of zero (0) shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the
                  following:                           [X]

Item 6.           Ownership of More Than Five Percent on Behalf of
                  Another Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 31, 2002     COMMUNITY BANK OF EXCELSIOR SPRINGS, A
                            SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN
                            TRUST

                            By:   First Bankers Trust Company, N.A.


                                  /s/ Linda Shultz
                            By:   Linda Shultz
                                  Trust Officer

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